Filed by: Bergen Brunswig Corporation. This
                                 Communication is filed pursuant to Rule 425
                                 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: AmeriSource-Bergen Corporation Commission File Number: 333-61440


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

AMERISOURCE-BERGEN CORPORATION
MERGER HOTLINE/E-MAIL Q & A

AS OF 07/13/01

QUESTION
--------
With the announcement of Bindley Western Industries closing one of their facilities so soon after their merger with Cardinal do you foresee any divisions being closed that soon after our merger is complete?

ANSWER
------
As has been previously stated, it is possible but not probable. Any decision regarding where consolidation makes sense for the combined company is an ongoing process that will take time and input from a variety of sources, including associates, customers, suppliers and others to determine the most efficient and high quality distribution network, with customer service being priority one. Remember too that when consolidation decisions are made, associates will be given a minimum of two months' notice.


QUESTION
--------
How do you decide if a layoff is merger-related, thus the affected employee will receive the severance package? I am an IR associate, and as we understand, there might be huge effort to combine the two company's systems for the first few years. But afterwards, we might have layoffs of IR associates. Wouldn't that be considered merger-related as well?

ANSWER
------
Yes, layoffs that may take place one, two, or even three years down the road due to systems conversion would be considered merger-related.


QUESTION
--------
Currently we receive a check for any unused sick time over 240 hours. Will this practice continue after the merger?

ANSWER
------
No decisions have been made as to the sick leave policy for the new company.


QUESTION
--------
In the event of any possible layoffs, will associates be provided with any job placement assistance?

ANSWER
------
Yes. As stated in the severance policy, outplacement assistance will be provided to associates who are laid off as a result of the merger.

QUESTION
--------
Since neither Mr.Yost nor Mr. Martini left a message to update the company, did we get the "second request" information to the FTC off on time? Are we still expecting to hear from the government in mid-August?

ANSWER
------
A merger update memo from Bob Martini is posted on the BBC Intranet Merger Information site as of today, July 13, 2001. Bob's memo provides information regarding the FTC's second request for information. And yes, we are still expecting to hear from the government in mid-August.


QUESTION
--------
On the severance pay package, is it taxed like a normal paycheck or taxed like the reward check?

ANSWER
------
The severance pay package is taxed like a normal paycheck.


QUESTION
--------
Is the severance package the same for part-time and full-time associates?

ANSWER
------
Yes, the severance package is the same for part-time associates. However, the severance pay will be pro-rated according to the hours the associate works.


QUESTION
--------
How will ICS be affected in the merger?

ANSWER
------
ICS is a business unit within the Bergen Brunswig Specialty Company and will continue to operate following the merger.



Forward-Looking Statements
--------------------------
The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.
The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal

2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


Additional Information
----------------------
In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statements/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610)727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714)385-4000.



Participants in Solicitation
----------------------------
AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.